responsibly solving for a better world

corporate presentation

September 14, 2022

investor.ashland.com

ashland.com / efficacy usability allure integrity profitability™

Ashland™
always solving

forward looking statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “objectives,” “may,” “will,” “should,” “plans” and “intends” and the negative of these words or other comparable terminology. Ashland may from time to time make forward-looking statements in its annual reports, quarterly reports and other filings with the SEC, news releases and other written and oral communications. These forward-looking statements are based on Ashland’s expectations and assumptions, as of the date such statements are made, regarding Ashland’s future operating performance, financial condition, and expected effects of the COVID-19 pandemic on Ashland’s business, as well as the economy and other future events or circumstances. These statements include, but may not be limited to, the statements under Long Term Growth Objectives on page 13, Creating Value for All Stakeholders on page 15, and Outlook on page 19 of the presentation, and Ashland’s expectations regarding its ability to drive sales and earnings growth and realize further cost reductions. Ashland’s expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); Ashland’s substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland’s future cash flows, results of operations, financial condition and its ability to repay debt); severe weather, natural disasters, public-health crises (including the current COVID-19 pandemic), cyber events and legal proceedings and claims (including product recalls, environmental and asbestos matters); the effects of the COVID-19 pandemic, and the ongoing Russia-Ukraine conflict, on the geographies in which we operate, the end markets we serve and on our supply chain and customers, and without limitation, risks and uncertainties affecting Ashland that are described in Ashland’s most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland’s website at http://investor.ashland.com or on the SEC’s website at http://www.sec.gov. Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements. The extent and duration of the COVID-19 pandemic on our business and operations is uncertain. Factors that will influence the impact on our business and operations include the duration and extent of the pandemic, the extent of imposed or recommended containment and mitigation measures, and the general economic consequences of the pandemic. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this presentation whether as a result of new information, future events or otherwise.

Regulation G: Adjusted Results

The information presented herein regarding certain unaudited adjusted results does not conform to generally accepted accounting principles in the United States (U.S. GAAP) and should not be construed as an alternative to the reported results determined in accordance with U.S. GAAP. Ashland has included this non-GAAP information to assist in understanding the operating performance of the company and its reportable segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information has been reconciled with reported U.S. GAAP results.

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agenda

- corporate overview
- financial performance
- closing comments
- Q&A



Ashland™
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corporate overview

Ashland[1]

life sciences
~34% of sales

personal care
~29% of sales

specialty additives
~30% of sales

intermediates
~8% of sales

sales	$2.4 billion
adjusted EBITDA	$592 million
adj. EBITDA margin	25.2 %

size and critical mass to succeed

strong financials

diversification of three segments

geographically well positioned

% sales, by region



Latin America 9%
North America, 32%
Asia Pacific, 23%
Europe, 36%

[1] All figures as of the last twelve months ended June 30, 2022. All figures are presented on an adjusted basis except Sales. The appendix reconciles adjusted amounts to amounts reported under GAAP, including reconciliations of net income to EBITDA and adjusted EBITDA, operating income to adjusted operating income.

unique specialty profile



additives and ingredients

intermediates



consumer market-focused

industrial



high sustainability

non- nature-derived

sustainability profile

FY21 sales **$2.1 billion**[1]


17%
22%
61%

FY21 GP **$678 million**[2]


13%
19%
68%

high sustainability (natural, nature-derived, inherently biodegradable under OECD)

sustainable in-use (sustainability impact on our customers)

low sustainability (synthetic and not inherently biodegradable under OECD)

>$2 Bn additives and specialty ingredients company focused on consumer-driven end markets

- strong financial profile
  - expanding EBITDA margins
  - enhanced free cash flow generation
- leadership position in core, high quality, resilient consumer-driven markets - pharma, personal care, architectural coatings
- best in class global infrastructure
- investing to grow our core businesses
- strong innovation culture and capabilities
- aligned technology portfolio where environment, social and governance (ESG) is a growth and innovation opportunity

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[1] fiscal year 2021 sales. [2] adjusted for key items

far reaching global footprint


employees
by region
NA 53%
EMEA 21%
AP 16%
LATAM 10%
R&D labs
R&D labs and manufacturing sites
manufacturing sites
offices

20 R&D labs

36 manufacturing sites

31 offices

3,800 employees

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priorities

profitable growth

- rebalanced our innovation portfolio
- consumer-market focus
- intensifying ESG initiatives
- geographic expansion
- bolt-on M&A
    - Pharma
    - Personal Care
    - Coatings

margin expansion

- accelerate innovation growth
- value pricing
- mix improvement
- productivity

enhanced FCF

- prioritize organic growth CAPEX
- improved working capital efficiency
- strategically aligned M&A
- efficient balance sheet
- continued rewarding shareholders

ESG is integral to our future

embedded in our strategy and operating plans;
intense commitment to environment, social and governance (ESG)
as a growth driver

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megatrends and growth

life sciences

aging population healthy lifestyle

- grow **leadership position in oral solid dosage (OSD)**
- expand **injectables & biomed** consumables
- **leverage portfolio** in nutrition

personal care

clean beauty and ESG

- capitalize on **consumer-driven megatrends**
- pivot innovation to **sustainable technology platforms**
- expand our **market-leading biofunctionals geographically**
- broaden our **natural, nature-derived** and **biodegradable** portfolio

coatings

rising middle class

- drive **geographic growth** of our rheology franchise
- expand **global architectural coatings franchise** beyond rheology
- drive **margin enhancement** in other business lines

integrated businesses

portfolio coherence

- leverage integration strength
- build new core businesses

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innovation is core to driving value

- record number of new product introductions
- 100% of FY22 launches focused on growth
- 89% of the launches FY22 year-to-date are highly sustainable
- disciplined innovation process (project and portfolio management)
- business unit ownership of strategy and innovation priorities
- corporate oversight of portfolio and investments



# of new products launched
FY20
FY21
FY22
Q1
Q2
Q3
Q4



year 5 revenue potential
($MM)
FY20
FY21
FY22
Q1
Q2
Q3
Q4

increased

speed

and

impact

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ESG is embedded in our strategy

our purpose- to responsibly solve for a better world

environment

core driver of innovations portfolio

sourcing · operations · solutions

social

global STEM and education focus; inclusion and diversity

stem · i&d

governance

management and board ESG literacy

Science Based Targets (SBTi)

BUSINESS AMBITION FOR 1.5°C

THE GLOBAL COMPACT · UNITED NATIONS GLOBAL COMPACT

SUSTAINABLE DEVELOPMENT GOALS

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unique portfolio with resilient growth drivers

resilient end markets with demonstrated demand stability (even in recessions)

sales[1] (US$ million, constant currency basis)


2008-09 recession
COVID-19 pandemic
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Pharma
Personal Care
Coatings
Total

incremental profitable growth opportunities (independent of recessions)

Ashland Investor Day, November 2021


life sciences
aging population healthy lifestyle
grow leadership position in OSD
expand injectables & biomed consumables
leverage portfolio in nutrition
personal care
clean beauty and ESG
capitalize on consumer-driven megatrends
pivot innovation to sustainable technology platforms
expand our market-leading biofunctionals geographically
broaden our natural, nature-derived and biodegradable portfolio
coatings
rising middle class
drive geographic growth of our rheology franchise
expand global architectural coatings franchise beyond rheology
drive margin enhancement in other business lines

- favorable megatrends
- Innovation
- ESG focus
- geographic diversity
- bolt-on M&A strategy

lower exposure to petrochemical-based volatility (inflation drivers)


COGS drivers
Warehousing and Other
Depreciation
Labor + 3rd Party Services
Natural and Non-Energy/Petrochem Intensive Raw Materials
Energy and Petrochem Intensive Raw Materials

- cellulose / natural raw-materials
- U.S. natural gas
- fragmented basket of other raw materials
- energy and transportation

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1 FY2022 = 9 months annualized. Personal Care results excludes Pharmachem and Schulke & Mayr acquisitions and purchase-for-resale (PFR) exits.

long term growth objectives

compelling opportunity for growth, margin expansion and cash generation

+5 – 6%

market growth 2-3%

objective: +200-400bps above market

organic sales growth

+100 bps per year

EBITDA margin expansion

$150 – $200 MM over 5yrs

organic growth investments

1 bolt-on per year

objective: sales $50-$100MM EBITDA >30%

bolt-on acquisitions

value potential

undervalued compared to peer group



Ashland (1)
I&S, 6%
Life Sciences, 35%
Specialty Additives, 29%
Personal Care, 30%
company a
Industrial Specialties, 11%
Life Sciences, 37%
Consumer Care, 51%
company b
Scent 39%
Taste 61%
company c
Taste & Wellbeing 54%
Fragrances & Beauty 46%
company d
Scent & Care 39%
Flavor 35%
Nutrition 26%

while future expectations of Ashland's growth and profitability are in-line with peers a substantial valuation discount remains



enterprise value / 2022E EBITDA
35
30
25
20
15
10
5
0
11.2x
19.0x
17.5x
24.5x
17.8x
Ashland
company a
company b
company c
company d

financial metrics

- ✓ sales growth
- ✓ EBITDA growth
- ✓ EBITDA margin
- ✓ FCF generation

Source: Ashland Management, company filings, websites, presentations, FactSet. Market data as of 6/3/2022.
Note: Ashland's fiscal year ends 9/30. Peer companies' fiscal years end 12/31. 2022E EBITDA is calendarized for Ashland and peers.

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creating value for all stake holders

by fiscal year 2026…..

- sales of > $3.2 billion
- EBITDA of ~$900 million
- EBITDA margins >30%
- cumulative free cash flow of $2.1 – $2.6 billion

over the next 5 years, we expect to invest ~$2.0 – $2.5 billion in bolt-on acquisitions and return ~$1.5 billion to shareholders

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financial performance

strong, resilient performance

in a world of accelerating change

resilient sales, profit and margins
exceeding pre-pandemic levels

strong cost recovery
in a high inflation environment

innovation
record number of new product introductions growing significantly

intentional
sustainable
agile
disciplined
focused
adaptive
approachable
specialty
profitable
growth
nimble
modern
planet-positive
flexible
solve

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outstanding Q3 performance[1]

sales	adjusted EBITDA	adjusted EBITDA %	adjusted EPS[2]
+19 %	+35 %	+320 bps	+93 %
$644 MM	$174 MM	27.0 %	$1.89
broad-based sales growth	strong price realization and mix improvement	leadership position in high-value end markets	strong returns to shareholders

- strong financial profile with attractive and sustainable margins
- solid balance sheet
- significant cash flow generation
- option to redeploy cash to profitable growth and return to shareholders

1 Comparisons versus prior year. All figures are presented on an adjusted basis except Sales. Appendix B reconciles adjusted amounts to amounts reported under GAAP, including reconciliations of net income to EBITDA and adjusted EBITDA, operating income to adjusted operating income, income from continuing operations to adjusted income from continuing operations, diluted earnings per share to adjusted diluted earnings per share and adjusted diluted earnings per share, excluding amortization expense.

2 Unless otherwise noted, earnings are reported on a diluted-share basis.

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outlook

fiscal-year 2022 guidance confirmed; tracking to high-end of sales and EBITDA ranges

forward looking insights

- fiscal-fourth quarter (Q4)
  - robust demand continues
  - financial results in July and August above expectations
  - strong order book in September
  - inventory levels improving
  - shipping reliability continues to impact on-time delivery
- pricing to address cost inflation
- no changes to underlying operating performance
- raw-material availability challenging but improving
- some improvement in trucking availability and cost

risks entering fiscal year 2023

- impact of Russia / Ukraine war
- energy cost and availability in Europe
- rising global energy costs
- general cost inflation
- strengthening US dollar leading to FX headwinds
- reliability / cost of ocean freight
- global recession concerns
- COVID-related lockdowns in China and other countries

sales

$2.35 – $2.40 billion

adjusted EBITDA

$580 – $590 million

agile, disciplined, focused on what we can control

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closing comments

Ashland

focused additives and specialty ingredients company

- flexible, agile
- consistent execution
- solid growth
- high margins
- strong free cash flow

✓ leadership positions in high-quality markets and with exciting profitable growth opportunities

✓ strong technology, commercial and operations capabilities

✓ global infrastructure

✓ compelling growth platforms with scale and sustainable competitive advantage

✓ strong financial performance and cash flow generation

✓ experienced management team with proven track record and execution discipline

✓ ESG is embedded in our strategy and operating plans

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Q&A

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appendix

Ashland Global Holdings Inc. and Consolidated Subsidiaries

Reconciliation of Non-GAAP Data

for 12 Months Ended June 30, 2022

($ millions, except percentages)

Sales[1]	Q3 22	Q2 22	Q1 22	Q4 21	Total	Q3 21
Life Sciences	$ 228	$ 204	$ 170	$ 189	$ 791	$ 193
Personal Care	172	172	147	183	674	147
Specialty Additives	194	182	156	181	713	169
Intermediates	73	66	53	60	252	49
Less: Intercompany Eliminations	(23)	(20)	(14)	(22)	(79)	(15)
Total	$ 644	$ 604	$ 512	$ 591	$ 2,351	$ 543

Adjusted EBITDA[1]	Q3 22	Q2 22	Q1 22	Q4 21	Total	Adjusted EBITDA Margin	Q3 21
Life Sciences	$ 67	$ 58	$ 36	$ 48	$ 209	26.4%	$ 53
Personal Care	46	49	36	51	182	27.0%	39
Specialty Additives	57	48	38	47	190	26.6%	39
Intermediates	33	30	19	21	103	40.9%	15
Unallocated	(29)	(22)	(23)	(18)	(92)		(17)
Total	$ 174	$ 163	$ 106	$ 149	$ 592	25.2%	$ 129

[1] Quarterly totals may not add to annual amounts due to rounding. Calculation of adjusted EBITDA for each period presented have been reconciled within certain financial filings with the SEC and posted on Ashland's website for each reportable segment.

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Ashland Global Holdings Inc. and Consolidated Subsidiaries

Segment Components of Key Items for Applicable Income Statement Captions

for 3 Months Ended June 30, 2022

($ millions)

	Three Months Ended June 30, 2022					
	Life Sciences	Personal Care	Specialty Additives	Intermediates	Unallocated & Other	Total
OPERATING INCOME (LOSS)						
Operating key items:						
Environmental reserve adjustments	$ -	$ -	$ (1)	$ -	$ (35)	$ (36)
Restructuring, separation and other costs	-	-	-	-	(1)	(1)
All other operating income (loss)	51	25	36	30	(28)	114
Operating income (loss)	51	25	35	30	(64)	77
NET INTEREST AND OTHER EXPENSE						
Key items					48	48
All other net interest and other expense					11	11
					59	59
OTHER NET PERIODIC BENEFIT LOSS						
Key items					(1)	(1)
NET INCOME ON ACQUISITIONS AND DIVESTITURES						
Key items					35	35
INCOME TAX EXPENSE (BENEFIT)						
Tax effect of key items [(1)]					(16)	(16)
Tax specific key items [(2)]					-	-
All other income tax expense					17	17
					1	1
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 51	$ 25	$ 35	$ 30	$ (90)	$ 51

[(1)] Represents the tax effect of the key items that are previously identified above.
[(2)] Represents key items resulting from tax specific financial transactions, tax law changes or other matters that fall within the definition of tax specific key items. See Table 7 for additional information.

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Ashland Global Holdings Inc. and Consolidated Subsidiaries

Segment Components of Key Items for Applicable Income Statement Captions

for 3 Months Ended June 30, 2021

($ millions)

	Three Months Ended June 30, 2021					
	Life Sciences	Personal Care	Specialty Additives	Intermediates	Unallocated & Other	Total
OPERATING INCOME (LOSS)						
Operating key items:						
Restructuring, separation and other costs	$ -	$ -	$ -	$ -	$ 2	$ 2
Inventory adjustment	-	(2)	-	-	-	(2)
Environmental reserve adjustments	-	-	(3)	-	(18)	(21)
All other operating income (loss)	37	18	18	11	(18)	66
Operating income (loss)	37	16	15	11	(34)	45
NET INTEREST AND OTHER EXPENSE						
Key items					(15)	(15)
All other net interest and other expense					16	16
					1	1
NET INCOME ON ACQUISITIONS AND DIVESTITURES						
Key items					2	2
INCOME TAX EXPENSE (BENEFIT)						
Tax effect of key items [1]					(1)	(1)
Tax specific key items [2]					(33)	(33)
All other income tax expense (benefit)					8	8
					(26)	(26)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 37	$ 16	$ 15	$ 11	$ (7)	$ 72

[1] Represents the tax effect of the key items that are previously identified above.

[2] Represents key items resulting from tax specific financial transactions, tax law changes or other matters that fall within the definition of tax specific key items. See Table 7 for additional information.

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Ashland Global Holdings Inc. and Consolidated Subsidiaries

Reconciliation of Non-GAAP Data – Free Cash Flow and Adjusted Operating Income

for the 3 and 9 Months Ended June 30, 2022

($ millions)

	Three months ended June 30		Nine months ended June 30	
Free cash flows	**2022**	**2021**	**2022**	**2021**
Total cash flows provided by operating activities from continuing operations	$ (17)	$ 195	$ 14	$ 314
Adjustments:				
Additions to property, plant and equipment	(29)	(22)	(67)	(74)
Free cash flows	$ (46)	$ 173	$ (53)	$ 240
Cash (inflows) outflows from U.S. Accounts Receivable Sales Program [1]	47	(76)	42	(76)
Restructuring-related payments [2]	4	6	9	35
Environmental and related litigation payments [3]	8	9	36	29
Ongoing free cash flow	$ 13	$ 112	$ 34	$ 228
Adjusted EBITDA [4]	$ 174	$ 129	$ 443	$ 346
Ongoing free cash flow conversion [5]	7%	87%	8%	66%

(1) Represents activity associated with the U.S. Accounts Receivable Sales Program impacting each period presented.
(2) Restructuring payments incurred during each period presented.
(3) Represents cash outflows associated with environmental and related litigation payments which will be reimbursed by the Environmental trust.
(4) See Adjusted EBITDA reconciliation.
(5) Ongoing free cash flow divided by Adjusted EBITDA

	Three months ended June 30		Nine months ended June 30	
Adjusted operating income	**2022**	**2021**	**2022**	**2021**
Operating income (loss) (as reported)	$ 77	$ 45	$ 212	$ 111
Key items, before tax:				
Restructuring, separation and other costs	1	(2)	3	10
Environmental reserve adjustments	36	21	46	34
Inventory adjustments	-	2	-	2
Capital project impairment	-	-	-	9
Adjusted operating income (non-GAAP)	$ 114	$ 66	$ 261	$ 166

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Ashland Global Holdings Inc.

Reconciliation of Non-GAAP Data – Adjusted EBITDA

for 3 Months Ended June 30, 2022

($ millions)

	Three months ended June 30	
Adjusted EBITDA - Ashland Global Holdings Inc.	2022	2021
Net income	$ 36	$ 80
Income tax expense (benefit)	1	(26)
Net interest and other expense	59	1
Depreciation and amortization	61	63
EBITDA	157	118
Income (loss) from discontinued operations (net of taxes)	15	(8)
Net income on acquisitions and divestitures key items (see pages 35 & 36)	(35)	(2)
Operating key items (see pages 35 & 36)	37	21
Adjusted EBITDA	$ 174	$ 129

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Ashland Global Holdings Inc.

Reconciliation of Non-GAAP Data – Adjusted EBITDA

for 3 Months Ended June 30, 2022

($ millions)

	Three months June 30 2022	Three months June 30 2021
Adjusted EBITDA - Life Sciences		
Operating income	$ 51	$ 37
Add:		
Depreciation and amortization	16	16
Operating key items (see pages 35 and 36)	-	-
Adjusted EBITDA	$ 67	$ 53
Adjusted EBITDA - Personal Care		
Operating income	$ 25	$ 16
Add:		
Depreciation and amortization	21	21
Operating key items (see pages 35 and 36)	-	2
Adjusted EBITDA	$ 46	$ 39

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Specialties Additives and Intermediates

Reconciliation of Non-GAAP Data – Adjusted EBITDA

for 3 Months Ended June 30, 2022

($ millions)

	Three months June 30	
	2022	2021
Adjusted EBITDA - Specialty Additives		
Operating income	$ 35	$ 15
Add:		
Depreciation and amortization	21	21
Operating key items (see pages 35 and 36)	1	3
Adjusted EBITDA	$ 57	$ 39
Adjusted EBITDA - Intermediates		
Operating income	$ 30	$ 11
Add:		
Depreciation and amortization	3	4
Operating key items (see pages 35 and 36)	-	-
Adjusted EBITDA	$ 33	$ 15

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Ashland Global Holdings Inc. and Consolidated Subsidiaries

Reconciliation of Non-GAAP Data – Adjusted Income from Continuing Operations

for the 3 and 9 Months Ended June 30, 2022 and 2021

($ millions)

	Three months ended June 30		Nine months ended June 30	
	2022	**2021**	**2022**	**2021**
Income from continuing operations (as reported)	$ 51	$ 72	$ 121	$ 139
Key items, before tax:				
Restructuring, separation and other costs	1	(2)	3	10
Unrealized (gain) loss on securities	48	(15)	72	(26)
Inventory adjustment	-	2	-	2
Environmental reserve adjustments	36	21	46	34
Gain on acquisitions and divestitures	(35)	(2)	(42)	(11)
Impairments	-	-	-	9
Key items, before tax	50	4	79	18
Tax effect of key items (1)	(16)	(1)	(22)	(3)
Key items, after tax	34	3	57	15
Tax specific key items:				
Restructuring and separation activity	-	-	10	(13)
Valuation allowance	-	-	(4)	-
Uncertain tax positions	-	(33)	-	(39)
Tax specific key items (2)	-	(33)	6	(52)
Total key items	34	(30)	63	(37)
Adjusted income from continuing operations (non-GAAP)	$ 85	$ 42	$ 184	$ 102
Amortization expense adjustment (net of tax) (3)	19	18	57	53
Adjusted income from continuing operations (non-GAAP) excluding intangibles amortization expense	$ 104	$ 60	$ 241	$ 155

(1) Represents the tax effect of the key items that are previously identified above.

(2) Represents key items resulting from tax specific financial transactions, tax law changes or other matters that fall within the definition of tax specific key items. These tax specific key items included the following:

- Restructuring and separation activity: Includes the impact from company-wide restructuring activities. These adjustments related to various tax impacts including state tax costs, foreign tax costs and other tax account adjustments.
- Uncertain tax positions: Includes the impact from settlement of certain tax positions with various tax authorities.

(3) Amortization expense adjustment (net of tax) tax rates were 20% for the three and nine months ended June 30, 2022 and 21% for the three and six months ended June 30, 2021.

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Ashland Global Holdings Inc. and Consolidated Subsidiaries

Reconciliation of Non-GAAP Data – Adjusted Diluted EPS from Continuing Operations

for the 3 and 9 Months Ended June 30, 2022 and 2021

	Three months ended June 30		Nine months ended June 30	
	2022	2021	2022	2021
Diluted EPS from continuing operations (as reported)	$ 0.93	$ 1.17	$ 2.12	$ 2.27
Key items, before tax:				
Restructuring, separation and other costs	0.02	(0.04)	0.06	0.16
Unrealized (gain) loss on securities	0.87	(0.24)	1.26	(0.42)
Inventory adjustment	-	0.03	-	0.03
Environmental reserve adjustments	0.65	0.33	0.81	0.54
Gain on acquisitions and divestitures	(0.63)	(0.03)	(0.73)	(0.17)
Impairments	-	-	-	0.16
Key items, before tax	0.91	0.05	1.40	0.30
Tax effect of key items (1)	(0.29)	(0.02)	(0.39)	(0.05)
Key items, after tax	0.62	0.03	1.01	0.25
Tax specific key items:				
Restructuring and separation activity	-	-	0.18	(0.22)
Valuation allowance	-	-	(0.07)	-
Uncertain tax positions	-	(0.52)	-	(0.63)
Tax specific key items (2)	-	(0.52)	0.11	(0.85)
Total key items	0.62	(0.49)	1.12	(0.60)
Adjusted diluted EPS from continuing operations (non-GAAP)	$ 1.55	$ 0.68	$ 3.24	$ 1.67
Amortization expense adjustment (net of tax) (3)	0.34	0.30	1.00	0.85
Adjusted diluted EPS from continuing operations (non-GAAP) excluding intangibles amortization expense	$ 1.89	$ 0.98	$ 4.24	$ 2.52

(1) Represents the tax effect of the key items that are previously identified above.

(2) Represents key items resulting from tax specific financial transactions, tax law changes or other matters that fall within the definition of tax specific key items. These tax specific key items included the following:

- Restructuring and separation activity: Includes the impact from company-wide restructuring activities. These adjustments related to various tax impacts including state tax costs, foreign tax costs and other tax account adjustments.
- Uncertain tax positions: Includes the impact from settlement of certain tax positions with various tax authorities.

(3) Amortization expense adjustment (net of tax) tax rates were 20% for the three and six months ended June 30, 2022 and 21% for the three and six months ended June 30, 2021.

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Ashland™

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